Exhibit 99.1

FOR IMMEDIATE RELEASE	2011-03-07 (21 pm BJ)

ChinaCache International Holdings Ltd. Announces
Fourth Quarter and Fiscal Year 2010 Financial Results

BEIJING — March 7, 2011 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading provider of Internet content and application delivery services in China, today announced its unaudited interim condensed consolidated financial results for the quarter ended December 31, 2010.

Highlights for Fourth Quarter 2010

•                       Net revenues increased by 74.4% to RMB124.0 million (US$18.8 million) in the fourth quarter 2010 from the corresponding period in 2009

•                       Net income in the fourth quarter 2010 was RMB6.2 million (US$0.9 million), compared to a net loss of RMB13.9 million in the corresponding period in 2009

•                       Adjusted net income (Non-GAAP), which excluded share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions, post acquisition settlement consideration, impairment of goodwill and acquired intangible assets, was RMB17.5 million (US$2.7 million) in the fourth quarter 2010, compared to an adjusted net loss of RMB10.4 million in the corresponding period in 2009

•                       Operating profit in the fourth quarter 2010 was RMB6.9 million (US$1.0 million), compared to operating loss of RMB2.2 million in the corresponding period in 2009

•                       Non-GAAP operating profit, which excluded share-based compensation expenses and post acquisition settlement consideration, was RMB10.2 million (US$1.5 million) in the fourth quarter of 2010, compared to RMB1.3 million in the corresponding period in 2009

•                       Adjusted EBITDA (Non-GAAP) was RMB30.6 million (US$4.6 million), a 68.7% increase from the corresponding period in 2009

Highlights for Fiscal Year 2010

•                       Net revenues in 2010 increased 48.1% from 2009 to RMB403.4 million (US$61.1 million)

•                       Net loss in 2010 was RMB55.7 million (US$8.4 million), compared to a net loss of RMB39.2 million in 2009

•                       Adjusted net income (Non-GAAP) was RMB61.0 million (US$9.2 million) in 2010, compared to a loss of RMB16.1 million in 2009

•                       Operating loss in 2010 was RMB61.3 million (US$9.3 million), compared to operating loss of RMB12.7 million in 2009

•                       Non-GAAP operating profit was RMB48.7 million (US$7.4 million) in 2010, a significant increase from RMB1.7 million in 2009

•                       Adjusted EBITDA (Non-GAAP) in 2010 was RMB114.1 million (US$17.3 million), a 61.4% increase from 2009

•                       The number of active customers as at December 31, 2010 totaled 504, compared to 281 as at December 31, 2009

“We were pleased to achieve profitability in the fourth quarter as we recorded another period of revenue growth,” said Mr. Song Wang, co-founder, chairman and chief executive officer of ChinaCache “Our mobile Internet, media and entertainment, and enterprise and e-commerce verticals performed strongly as customers took advantage of our services to enhance end user experience.  In particular, we were pleased to add contracts with new provincial subsidiaries of China Mobile and we saw exceptionally strong growth in the Internet video space.  We also entered into a number of exciting content and application delivery service contracts with leading provincial television stations to improve the reliability of TV programs delivered across the Internet.”

Mr. Wang continued, “Looking to the year ahead, we are optimistic that the rapid growth of content delivered over the Internet will continue to drive strong demand for ChinaCache’s CDN solutions.”

“During the quarter we saw continued improvement in adjusted net income even as we increased investment in our bandwidth, collocation and storage facilities to meet growing customer demand,” added Mr. Robert Yong Sha, chief financial officer of ChinaCache.  “2010 witnessed the healthy development of ChinaCache’s business, as we expanded our industry leadership and improved profitability. In 2011, we look forward to building out our customer base further while managing for profitable growth.”

Financial Results for the Fourth Quarter 2010

Net revenues for the fourth quarter 2010 were RMB124.0 million (US$18.8 million), representing a 74.4% increase from the corresponding period in 2009.

Cost of revenues for the quarter increased by 58.9% year-over-year to RMB84.0 million (US$12.7 million), primarily due to the purchase of more bandwidth, collocation and storage facilities and the increases in share-based compensation expenses.  Cost of revenues as a percentage of net revenues was 67.8%, compared to 74.4% in the corresponding period in 2009. Non-GAAP cost of revenues as a percentage of net revenues, which excluded share-based compensation expenses, was 67.4%, compared to 73.3% in the corresponding period in 2009.

Sales and marketing expenses for the quarter decreased by 38.1% from the previous quarter to RMB17.4 million (US$2.6 million) and grew 85.5% year-over-year.  Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses, were RMB16.2 million (US$ 2.5 million), a 98.2% increase from the corresponding period in 2009.

General and administrative expenses for the quarter decreased by 54.7% over the previous quarter to RMB8.9 million (US$1.3 million) and increased by 24.7% year-over-year.  Non-GAAP general and administrative expenses, which excluded the effects of share-based compensation expenses, were RMB8.0 million (US$1.2 million), a 29.3% increase from the corresponding period in 2009.

Research and development expenses for the quarter decreased by 43.3% over the previous quarter to RMB6.6 million (US$1.0 million) and increased by 72.0% year-over-year. Non-GAAP research and development expenses, which excluded the effects of share-based compensation expenses, were RMB6.1 million (US$0.9 million), an 83.5% increase from the corresponding period in 2009.

Total share-based compensation expenses, which were allocated to related costs of revenues and operating expense line items, were RMB3.2 million (US$0.5 million) in the fourth quarter of 2010, compared to RMB47.5 million in the previous quarter and RMB3.5 million in the corresponding period in 2009.

Operating profit was RMB6.9 million (US$1.0 million) in the fourth quarter of 2010, compared to an operating loss of RMB34.7 million in the previous quarter and an operating loss of RMB2.2 million in the corresponding period in 2009.  Non-GAAP operating profit, which excluded the effects of share-based compensation expenses and post acquisition settlement consideration, was RMB10.2 million (US$1.5 million), a significant increase from the corresponding period in 2009.  Non-GAAP operating margin for the quarter was 8.2%, compared to 1.9% in the corresponding period in 2009.

Income tax benefit was RMB3.7 million (US$0.6 million) in the fourth quarter of 2010, compared to income tax expense of RMB0.5 million in the corresponding period in 2009.  The effective tax rate for the fourth quarter of 2010 was negative 146.8% compared to 3.9% for the corresponding period in 2009.

Net income was RMB6.2 million (US$0.9 million) in the fourth quarter of 2010, compared to net loss of RMB13.9 million in the corresponding period in 2009.  Basic and diluted earnings per ADS for the fourth quarter of 2010 amounted to RMB0.26 (US$0.04) and RMB0.24 (US$0.04), respectively.

Adjusted net income (Non-GAAP), which is defined as net income before share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions, post acquisition settlement consideration, impairment of goodwill and acquired intangible assets, was RMB17.5 million (US$2.7 million), compared to an adjusted net loss of RMB10.4 million in the corresponding period in 2009.  Non-GAAP basic and diluted earnings per ADS for the fourth quarter of 2010 amounted to RMB0.73 (US$0.11) and RMB0.69 (US$0.10), respectively.

Adjusted EBITDA (Non-GAAP), which is defined as EBITDA plus share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions, post acquisition settlement consideration, impairment of goodwill and acquired intangible assets, was RMB30.6 million (US$4.6 million), representing a 12.8% decrease from third quarter 2010, or a 68.7% increase from the corresponding period in 2009.

As of December 31, 2010, the Company had cash and cash equivalents of RMB592.7 million

(US$89.8 million).  The capital expenditures for the fourth quarter of 2010 were RMB57.6 million (US$8.7 million).

Financial Results for the Fiscal Year 2010

Net revenues in 2010 were RMB403.4 million (US$61.1 million), representing a 48.1% increase from 2009.

Cost of revenues in 2010 increased by 35.7% year-over-year to RMB279.7 million (US$42.4 million), primarily due to the purchase of more bandwidth, collocation and storage facilities and increased share-based compensation expenses.  Cost of revenues as a percentage of net revenues was 69.3% compared to 75.7% in 2009.  Non-GAAP cost of revenues as a percentage of net revenues, which excluded the effects of share-based compensation expenses, was 66.5% in 2010, compared to 74.8% in 2009.

Sales and marketing expenses in 2010 were RMB73.1 million (US$11.1 million), representing an increase of 98.8% from the previous year, mainly due to the increase in personnel related expenses and marketing expenses.  Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses, were RMB46.0 million (US$7.0 million), a 46.4% increase from the previous year.

General and administrative expenses in 2010 were RMB45.3 million (US$6.9 million), representing an increase of 77.9% from the previous year.  Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, were RMB 23.6 million (US$3.6 million) in 2010, a 10.9% increase from the previous year.

Research and development expenses in 2010 were RMB28.7 million (US$4.3 million), representing an increase of 72.4% from the previous year.  Non-GAAP research and development expenses, which excluded the effects of share-based compensation expenses, were RMB16.7 million (US$2.5 million), a 17.1% increase from the previous year.

Total share-based compensation expenses in 2010, which were allocated to related costs of revenues and operating expense line items, were RMB72.2 million (US$10.9 million), compared to RMB14.4 million in the previous year, as a result of a significant increase in the fair value of share options.

Operating loss in 2010 was RMB61.3 million (US$9.3 million), as compared to a loss of RMB12.7 million in 2009. Non-GAAP operating profit, which excluded share-based compensation expenses and post acquisition settlement consideration, was RMB48.7 million (US$7.4 million), compared to RMB1.7 million in 2009.

Income tax benefit in 2010 was RMB11.4 million (US$1.7 million), compared to income tax expense of RMB2.0 million in the previous year.  The effective tax rate in 2010 was negative 16.9% compared to 5.5% in 2009.

Net loss in 2010 was RMB55.7 million (US$8.4 million), compared to net loss of RMB39.2 million in 2009.  Basic and diluted loss per ADS for 2010 were RMB9.24 (US$1.40) and RMB9.24 (US$1.40), respectively.

Adjusted net income (Non-GAAP), which is defined as net income before share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions, post acquisition settlement consideration, impairment of goodwill and acquired intangible assets, was RMB61.0 million (US$9.2 million) in 2010, compared to an adjusted net loss of RMB16.1 million in 2009.  Non-GAAP basic earnings per ADS for 2010 amounted to RMB6.11 (US$0.93).

Adjusted EBITDA (Non-GAAP), which is defined as EBITDA plus share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions, post acquisition settlement consideration, impairment of goodwill and acquired intangible assets, was RMB114.1 million (US$17.3 million) in 2010, representing a 61.4% increase from the previous year.

Outlook for First Quarter 2011

ChinaCache currently expects to generate total net revenues in an amount ranging from RMB128.0 million (US$19.3 million) to RMB133.0 million (US$20.2 million) for the first quarter of 2011, representing a 68.6% to 75.2% year-over-year increase from the corresponding period of 2010. This forecast reflects ChinaCache’s current and preliminary view, which is subject to change.

Conference Call Information

The Company has scheduled a corresponding conference call and live webcast to discuss the results at 8:30 PM Eastern Standard Time (EST) on March 7, 2011, which corresponds to 9:30 AM Beijing time on March 8, 2011.

The dial-in details for the live conference call are as follows:

•                       U.S. Toll Free Number: +1 (866) 242-1388

•                       International dial-in number: +61 (2) 8823-6760

•                       Conference ID: 4458-8923

A live and archived webcast of the conference call will be available on the Investors section of ChinaCache’s website at www.ChinaCache.com.

A replay of the conference call will also be available until March 14, 2011 by dialing:

•                       International dial-in number: +61 (2) 8235-5000

•                       Conference ID: 4458-8923

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is the leading provider of Internet content and application delivery services in China.  As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers.  With more than a decade of experience in developing solutions tailored to China’s complex internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience.  For more information on ChinaCache, please visit www.chinacache.com.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments.  Adjustments to the consolidated financial statements may be identified when audit work has been completed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: non-GAAP cost of revenues, non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating profit, non-GAAP adjusted net income, non-GAAP EBITDA and non-GAAP adjusted EBITDA.  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.  For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

To present non-GAAP cost of revenues, non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expenses.

To present non-GAAP operating profit, the Company excludes share-based compensation expenses and post acquisition settlement consideration.

The Company defines adjusted net income as net income (loss) before share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions, post acquisition settlement consideration and impairment of goodwill and acquired intangible assets.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA.  The Company defines EBITDA as net income (loss) before interest expense, interest income, income tax expense, depreciation and amortization.  The Company defines adjusted EBITDA as EBITDA plus share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions, post acquisition settlement consideration, impairment of goodwill and acquired intangible assets and other expenses that the Company does not consider reflective of its ongoing operations.  The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structures (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses.  The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP.  Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP.  Some of these limitations include, but are not limited to:

•                       Adjusted net income, EBITDA and Adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•                       they do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                       they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•                       they do not reflect income taxes or the cash requirements for any tax payments;

•                       although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted net income, EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•                       while share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•                       other companies may calculate Adjusted net income, EBITDA and Adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader.  Unless otherwise noted, all translations from RMB to U.S. dollar are based on the effective exchange rate of 6.6000 as of December 31, 2010.

For investor and media inquiries please contact:

Mr. Wei AN
Vice President of Corporate Communications
ChinaCache International Holdings Ltd.
Tel:	+86 (10) 6437-3399
Email:	wei.an@chinacache.com

Ms. Yue YU		Ms. Cindy ZHENG
Brunswick Group LLP		Brunswick Group LLP
Tel:	+86 (10) 6566-2256	Tel:	+1 (212) 333-3810
Email:	chinacache@brunswickgroup.com	Email:	chinacache@brunswickgroup.com

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Dec 31,	As of Dec 31,
	2009*	2010
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	64,702	592,706	89,804
Accounts receivable, net	54,520	107,690	16,317
Prepaid expenses and other current assets	5,368	12,512	1,896
Deferred tax assets	—	4,319	654
Amount due from related parties	100,530	59,002	8,940
Total current assets	225,120	776,229	117,611

Non-current assets
Property & equipment,net	151,009	170,451	25,826
Acquired intangible assets, net	3,330	555	84
Goodwill	16,989	16,989	2,574
Long-term deposits	1,179	2,872	435
Deferred tax assets	—	2,368	359
Total non-current assets	172,507	193,235	29,278

TOTAL ASSETS	397,627	969,464	146,889

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liablities
Short-term bank borrowings	10,000	—	—
Accounts payable	16,936	54,188	8,210
Accrued employee benefits	23,675	24,581	3,724
Accrued expenses and other payables	36,102	70,885	10,741
Income tax payable	16,048	30,851	4,674
Liabilities for unceritain tax positions	22,587	25,096	3,803
Deferred tax liabilities	694	134	20
Dividend payable	130	130	20
Amounts due to related parties	79,690	66,468	10,071
Share-base compensation liability	17,515	—	—
Current portion of capital lease obligations	6,700	7,456	1,130
Current portion of long-term bank borrowings	1,276	—	—
Total current liabilities	231,353	279,789	42,393

Non-current liabilities
Deferred tax liabilities	16,822	5	1
Non-current portion of capital lease obligations	576	4,428	671
Amounts due to related parties	—	6,403	970
Total non-current liabilities	17,398	10,836	1,642

Total liabilities	248,751	290,625	44,035

Total mezzanine equity	488,126	—	—
Total shareholders’ (deficit) equity	(339,250)	678,839	102,854

TOTAL LIABILITIES, MEZZANINE EQUITY & SHAREHOLDERS’ (DEFICIT) EQUITY	397,627	969,464	146,889

* Amounts for the year ended December 31, 2009 were derived from the December 31, 2009 audited consolidated financial statements.

Condensed Consolidated Statements of Operations

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended				For the Twelve Months Ended
	Dec 31, 2009	Sep 30, 2010	Dec 31, 2010	Dec 31, 2010	Dec 31, 2009 *	Dec 31, 2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)

Net revenues	71,114	109,065	123,988	18,786	272,370	403,395	61,120
Cost of revenues	(52,885)	(77,250)	(84,023)	(12,731)	(206,181)	(279,749)	(42,386)

Gross profit	18,229	31,815	39,965	6,055	66,189	123,646	18,734
Sales and marketing expenses	(9,368)	(28,090)	(17,381)	(2,633)	(36,775)	(73,125)	(11,080)
General and administrative expenses	(7,154)	(19,698)	(8,922)	(1,352)	(25,469)	(45,311)	(6,865)
Research and development expenses	(3,862)	(11,717)	(6,641)	(1,006)	(16,639)	(28,692)	(4,347)
Post-acquisition settlement consideration	—	(7,034)	(113)	(17)	—	(37,858)	(5,736)

Operating income/(loss)	(2,155)	(34,724)	6,908	1,047	(12,694)	(61,340)	(9,294)
Impairment of acquired intangible assets and goodwill	—	—	—	—	(6,920)	—	—
Interest income	33	93	325	49	110	513	78
Interest expense	(11,664)	(1,072)	(1,363)	(207)	(16,187)	(4,413)	(669)
Other expenses	240	180	3,307	501	(772)	3,102	470
Foreign exchange (loss)/gain, net	172	1,914	(6,676)	(1,012)	(661)	(4,963)	(752)

Income/(loss) before income tax	(13,374)	(33,609)	2,501	378	(37,124)	(67,101)	(10,167)
Income tax benefit/(expense)	(521)	(4,109)	3,671	556	(2,043)	11,354	1,720

Net income/(loss)	(13,895)	(37,718)	6,172	934	(39,167)	(55,747)	(8,447)

Accretion of redeemable convertible preferred shares to redemption value	(11,004)	(16,430)	—	—	(36,427)	(47,058)	(7,130)
Effect of foreign exchange rate movement of redeemable convertible preferred shares	44	7,783	—	—	350	10,585	1,604

Net income/(loss) attributable to ordinary shareholders	(24,855)	(46,365)	6,172	934	(75,244)	(92,220)	(13,973)

Earnings/(loss) per ordinary share:
Basic	(0.26)	(0.55)	0.02	0.002	(0.78)	(0.58)	(0.09)
Diluted	(0.26)	(0.55)	0.02	0.002	(0.78)	(0.58)	(0.09)

Earnings/(loss) per ADS:
Basic	(4.12)	(8.78)	0.26	0.04	(12.43)	(9.24)	(1.40)
Diluted	(4.12)	(8.78)	0.24	0.04	(12.43)	(9.24)	(1.40)

Weighted average number of ordinary shares used in earnings/(loss) per share computation:
Basic	96,639,265	84,475,892	385,843,484	385,843,484	96,844,453	159,611,374	159,611,374
Diluted	96,639,265	84,475,892	406,746,533	406,746,533	96,844,453	159,611,374	159,611,374

Pro forma earnings/(loss) per ordinary share (unaudited):
Basic	(0.05)	(0.13)	n/a	n/a	(0.13)	n/a	n/a
Diluted	(0.05)	(0.13)	n/a	n/a	(0.13)	n/a	n/a

Pro forma earnings/(loss) per ADS (unaudited):
Basic	(0.74)	(2.08)	n/a	n/a	(2.07)	n/a	n/a
Diluted	(0.74)	(2.08)	n/a	n/a	(2.07)	n/a	n/a

Weighted average number of ordinary shares used in pro forma earnings/(loss) per share computation (unaudited):
Basic	302,204,690	290,041,317	n/a	n/a	302,409,878	n/a	n/a
Diluted	302,204,690	290,041,317	n/a	n/a	302,409,878	n/a	n/a

* Amounts for the year ended December 31, 2009 were derived from the December 31, 2009 audited consolidated financial statements.

Supplementary Financial Data

(amounts in thousands, except for percentages)

	For the Three Months Ended				For the Twelve Months Ended
	Dec 31, 2009	Sept 30, 2010	Dec 31, 2010	Dec 31, 2010	Dec 31, 2009 *	Dec 31, 2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)

Cost of revenues breakdown
Bandwidth, co-location and storage fees	29,997	48,104	62,756	9,508	116,024	185,755	28,145
Depreciation of network equipment and amortization of acquired intangible assets	16,048	14,322	15,170	2,299	67,097	57,834	8,763
Payroll and other compensation costs of network operations personnel	3,910	11,438	3,117	472	14,007	25,764	3,903
Other cost of revenues	2,930	3,386	2,980	452	9,053	10,396	1,575
Total cost of revenues	52,885	77,250	84,023	12,731	206,181	279,749	42,386

Allocation of share-based compensation expenses
Cost of revenues	757	7,192	510	77	2,489	11,353	1,720
Sales and marketing expenses	1,215	18,026	1,219	185	5,352	27,122	4,110
General and administrative expenses	962	14,282	916	139	4,185	21,703	3,288
Research and development expenses	537	7,977	539	82	2,365	11,984	1,816
Total costs and operating expenses	3,471	47,477	3,184	483	14,391	72,162	10,934

Depreciation and amortization expenses
Cost of revenues	16,048	14,810	15,170	2,299	67,179	58,725	8,898
Sales and marketing expenses	53	208	197	30	204	772	117
General and administrative expenses	237	175	299	45	1,082	853	129
Research and development expenses	46	44	60	9	175	186	28
Total depreciation and amortization expenses	16,384	15,237	15,726	2,383	68,640	60,536	9,172

Capital expenditures, related to additions of property and equipment	652	5,556	57,636	8,733	2,000	77,344	11,719
As a percentage of net revenues	0.9%	5.1%	46.5%	46.5%	3.3%	19.2%	19.2%

* Amounts for the year ended December 31, 2009 were derived from the December 31, 2009 audited consolidated financial statements.

Supplementary Operating Metrics

(Unaudited)

	For the Three Months Ended				For the Three Months Ended				For the Twelve Months Ended *
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Dec 31, 2010	Dec 31, 2009

Revenues breakdown by industry verticals

Internet and software	39%	45%	43%	40%	30%	26%	23%	20%	22%	42%
Mobile internet	12%	11%	12%	14%	16%	15%	18%	21%	20%	12%
Media and entertainment	22%	21%	21%	21%	24%	29%	29%	30%	29%	21%
Enterprises and e-commerce	24%	20%	21%	21%	25%	26%	27%	25%	25%	22%
Government agencies	3%	3%	3%	4%	5%	4%	3%	4%	4%	3%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Revenue contributed by Top 5 customers as a percentage of net revenues	32%	36%	39%	36%	35%	32%	33%	37%	34%	35%

Number of active customers at period end	207	217	252	281	319	418	454	504	504	281

Number of employees at period end	216	198	212	221	245	289	319	345	345	221

* On a cumulative basis as of December 31

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousand RMB, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

For the Three Months Ended		For the Twelve Months Ended
Dec 31, 2009	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010
RMB	RMB	RMB	RMB

Adjusted EBITDA — defined as EBITDA before share-based compensation expense, foreign exchange loss or gain, penatly on uncertain tax positions, post acquisition settlement consideration and impairment of goodwill and acquired intangible assets

Net loss/(income)	(13,895)	6,172	(39,167)	(55,747)
Depreciation	13,895	15,033	56,961	57,761
Amortization	2,489	693	11,679	2,775
Interest expense	11,664	1,363	16,187	4,413
Interest income	(33)	(325)	(110)	(513)
Income tax expense	521	(3,671)	2,043	(11,354)
Share-based compensation	3,471	3,184	14,391	72,162
Foreign exchange loss/(gain)	(172)	6,676	661	4,963
Penalties on uncertain tax positions	213	1,389	1,086	1,745
Post acquisition settlement consideration	—	113	—	37,858

Impairment of goodwill and acquired intangible assets	—	—	6,920	—
Adjusted EBITDA	18,153	30,627	70,651	114,063
Margin%	25.5%	24.7%	25.9%	28.3%
QoQ growth (decline)		-12.8%		n/a
YoY growth		68.7%		61.4%

Adjusted net income — defined as net income before share-based compensation expense, foreign exchange loss or gain, penatly on uncertain tax positions, post acquisition settlement consideration and impairment of goodwill and acquired intangible assets

Net loss/(income)	(13,895)	6,172	(39,167)	(55,747)
Share-based compensation	3,471	3,184	14,391	72,162
Foreign exchange loss/(gain)	(172)	6,676	661	4,963
Penalties on uncertain tax positions	213	1,389	1,086	1,745
Post acquisition settlement consideration	—	113	—	37,858

Impairment of goodwill and acquired intangible assets	—	—	6,920	—
Adjusted net income/(loss)	(10,383)	17,534	(16,109)	60,981
Margin%	-14.6%	14.1%	-5.9%	15.1%
QoQ growth		18.4%		n/a
YoY growth		n/a		n/a

Cash gross profit — defined as gross profit before share-based compensation expense, depreciation and amortization expenses

Gross profit	18,229	39,965	66,189	123,646
Plus: depreciation and amortization	16,048	15,170	67,179	58,725
Plus: Share-based compensation	757	510	2,489	11,353
Non-GAAP gross profit	35,034	55,645	135,857	193,724
Margin%	49.3%	44.9%	49.9%	48.0%
QoQ growth		3.4%		n/a
YoY growth		58.8%		42.6%

Non-GAAP cost of revenues — defined as cost of revenues before share-based compensation expense

Cost of revenues	52,885	84,023	206,181	279,749
Minus: Share-based compensation	(757)	(510)	(2,489)	(11,353)
Non-GAAP cost of revenues	52,128	83,513	203,692	268,396
% of net revenues	73.3%	67.4%	74.8%	66.5%
QoQ growth		19.2%		n/a
YoY growth		60.2%		31.8%

For the Three Months Ended		For the Twelve Months Ended
Dec 31, 2009	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010
RMB	RMB	RMB	RMB

Non-GAAP operating expenses — defined as operating expenses before share-based compensation expense

Sales & marketing expenses	9,368	17,381	36,775	73,125
Minus: Share-based compensation	(1,215)	(1,219)	(5,352)	(27,122)
Non-GAAP sales & marketing expenses	8,153	16,162	31,423	46,003
% of net revenues	11.5%	13.0%	11.5%	11.4%
QoQ growth		60.6%		n/a
YoY growth		98.2%		46.4%

General & administrative expenses	7,154	8,922	25,469	45,311
Minus: Share-based compensation	(962)	(916)	(4,185)	(21,703)
Non-GAAP general & administrative expenses	6,192	8,006	21,284	23,608
% of net revenues	8.7%	6.5%	7.8%	5.9%
QoQ growth		47.8%		n/a
YoY growth		29.3%		10.9%

Research & development expenses	3,862	6,641	16,639	28,692
Minus: Share-based compensation	(537)	(539)	(2,365)	(11,984)
Non-GAAP research & development expenses	3,325	6,102	14,274	16,708
% of net revenues	4.7%	4.9%	5.2%	4.1%
QoQ growth		63.2%		n/a
YoY growth		83.5%		17.1%

Non-GAAP operating profit — defined as GAAP operating profit/(loss) before share-based compensation expense and post acquisition settlement consideration

Operating profit/(loss)	(2,155)	6,908	(12,694)	(61,340)
Plus: Share-based compensation	3,471	3,184	14,391	72,162
Plus: Post acquisition settlement consideration	—	113	—	37,858
Non-GAAP operating profit	1,316	10,205	1,697	48,680
Margin%	1.9%	8.2%	0.6%	12.1%
QoQ growth (decline)		-48.4%		n/a
YoY growth		675.4%		2768.8%

Non-GAAP basic and diluted earnings per share and basic and diluted earnings per ADS is calcuated based upon adjusted net income divided by weighted average number of ordinary shares

Adjusted net (loss) / income	(10,383)	17,534	(16,109)	60,981
Weighted average number of ordinary shares used in (loss)/earnings per share computation:
Basic	96,639,265	385,843,484	96,844,453	159,611,374
Diluted	96,639,265	406,746,533	96,844,453	n/a
(Loss)/earnings per ordinary share:
Basic	(0.11)	0.05	(0.17)	0.38
Diluted	(0.11)	0.04	(0.17)	n/a
(Loss)/earnings per ADS:
Basic	(1.72)	0.73	(2.67)	6.11
Diluted	(1.72)	0.69	(2.67)	n/a